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The Tax-Exempt Money Fund of America
333 South Hope Street
Los Angeles, California 90071-1406

Phone (213) 486-9200
Fax (213) 615-0430

April 14, 2009

Mr. Brent Fields, Assistant Director
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	The Tax-Exempt Money Fund of America - Preliminary Proxy Statement
File Nos. 811-05750 and 033-26431

Dear Mr. Fields:

This letter is in response to oral comments we received on April 1, 2009 from Ms. Laura Hatch to the Fund’s Preliminary Proxy Statement filed on March 24, 2009.  Our responses to your comments are set forth below.  We intend to incorporate any changes to the fund’s disclosure in a Definitive Proxy Statement.  Capitalized terms used in this letter and not otherwise defined shall have the meaning ascribed to such term in the Preliminary Proxy Statement.

1.         Comment:  Please further explain the impact of the change from a money market fund to a short-term bond fund on shareholders who use the Fund as a cash management tool.

Response:  We will include further disclosure in the Definitive Proxy Statement to clarify that after the Conversion the DE Trust will have a net asset value per share that may fluctuate and that, as a result, a shareholder could lose money while his/her money is invested in the DE Trust.

2.         Comment:  Please explain in the section entitled “Important Information to Help You Understand and Vote on the Proposals” that all future purchases of fund shares will be subject to an initial sales charge.

Response:  We will add further disclosure to the Definitive Proxy Statement to clarify that all future purchases of shares of the DE Trust, including those purchases made pursuant to automatic investment plans, may be subject to an initial sales charge unless an investor qualifies to purchase shares at net asset value.

3.         Comment:  Please identify who will be paying the costs associated with obtaining shareholder approval for the proposals and an estimate of those costs.

Response:  We will include a statement in the Definitive Proxy Statement that the Fund will incur the costs associated with obtaining shareholder approval for the proposals and an estimate of those costs.

4.         Comment:  The last sentence of the paragraph under the heading “Proposal 1: Election of Trustees” states: “If any unforeseen event prevents one or more of the nominees from serving as a trustee and you have returned the enclosed proxy, your vote(s) will be cast “for” the election of such person or persons as the board of trustees recommends to replace the former nominee (unless you have elected to withhold authority as to the election of any nominee).”  Please explain the Fund’s authority to exercise this right or remove the sentence.

Response:  The Fund relies on Section 14a-4(c)(5) of Federal Regulation 14A for the authority to make this statement.  That section states that “A proxy may confer discretionary authority to vote on… the election of any person to any office for which a bona fide nominee is named in the proxy statement and such nominee is unable to serve or for good cause will not serve.”

5.         Comment:  In the section of the Proxy Statement for Proposal 2 there are several references to the DE Trust’s limit with respect to securities subject to the alternative minimum tax.  Please clarify that, pursuant to Rule 35d-1 under the Investment Company Act of 1940 (the “1940 Act”), because the DE Trust’s name includes the phrase “tax-exempt” the DE Trust will have the ability to invest up to 20% of its assets in securities subject to the alternative minimum tax.

Response:  We will add/clarify disclosure in the appropriate places of the Definitive Proxy Statement that the DE Trust will have the ability to invest up to 20% of its assets in securities subject to the alternative minimum tax.

6.         Comment:  In the section of the Proxy Statement for Proposal 2, please include comparative fees and expenses tables and expense examples for the Fund and the DE Trust.

Response:  We will include comparative fees and expenses tables and expense examples for the Fund and the DE Trust in the Definitive Proxy Statement.

7.         Comment:  In the section of the Proxy Statement for proposal 2, under the heading “How will the proposed change be effectuated?,” please indicate how long after a successful shareholder vote the Fund expects the Conversion and Reorganization to take place.

Response:  We will indicate that the Fund expects the Conversion and Reorganization to take place within two months after shareholder approval.

8.         Comment:  In the section of the Proxy Statement for proposal 3, under the heading “What is the effect of shareholder approval of the Agreement?,” the Fund indicates that “approval of the Agreement will also constitute, for purposes of the 1940 Act, shareholder approval of… an investment advisory and services agreement between the DE Trust and CRMC, which is substantially similar to the investment advisory and service agreement currently in place for the fund.”  Please explain the Fund’s authority to exercise this right.

Response:  The Fund relies on an SEC No-Action Letter (CIGNA Aggressive Growth Fund Inc., February 15, 1985) for its authority to exercise the right set forth above.  In that No-Action Letter, the Staff set forth certain guidelines for a fund to follow in order to complete a reorganization to a new state and form of organization.  One of the guidelines outlined in the Letter is that the “old” fund, as the sole shareholder of the “new” fund (prior to the reorganization), shall approve the “new” investment advisory agreement between the new fund and its investment adviser.  The Fund is therefore proposing to undergo a substantially similar process to the one referenced in the Letter to effect its reorganization.

9.         Comment:  Please verify that the DE Trust’s statement of additional information will contain explanations of the policies set out in Proposal 4, where applicable.

Response:  The DE Trust’s statement of additional information will contain explanations of its fundamental policies, as appropriate.

10.       Comment:  In the section for Sub-Proposal 4G, please include disclosure about the DE Trust’s ability to invest up to 20% of its assets in securities subject to the alternative minimum tax.

Response:  We will include disclosure about the DE Trust’s ability to invest up to 20% of its assets in securities subject to the alternative minimum tax.

11.       Comment:  At the end of the section for Proposal 5, under the heading “What are the risks, if any, in eliminating the Restrictions?,” please include a reference to the fact that the DE Trust’s ability to invest in illiquid securities will increase from 10% to 15%.

Response:  We will add disclosure that if Proposal 5 is approved, the DE Trust’s ability to invest in illiquid securities will increase from 10% to 15%.

Thank you for your consideration of our response to your comments.  As discussed with Ms. Hatch, we will include the additional / amended disclosure indicated above in the Fund’s Definitive Proxy Statement, which we intend to file with the SEC on, or about, April 20, 2009.

If you have any questions please do not hesitate to contact me at (213) 615-4024.

Sincerely,
/s/ Michael J. Triessl
Michael J. Triessl
Counsel
Capital Research and Management Company

cc:           Ms. Laura Hatch, Securities and Exchange Commission